Annual General Meeting of Cellect Biotechnology Ltd.

Date: July 30, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

		For	Against	Abstain
1.	To re-elect the following director nominees to serve as directors until the next Annual General Meeting of the Company:			
1A.	Kasbian Nuriel Chirich	☐	☐	☐
1B.	Dr. Shai Yarkoni	☐	☐	☐
1C.	Abraham Nahmias	☐	☐	☐
1D.	David Braun	☐	☐	☐
2.	To amend the terms of compensation of Dr. Shai Yarkoni, the Company's Chief Executive Officer pursuant to the terms specified in the accompanying Proxy Statement.	☐	☐	☐
		Yes	No	
2A.	Please mark YES if you are a controlling shareholder or have a personal interest in the approval of the Company's compensation policy, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐	
		For	Against	Abstain
3.	To amend the terms of compensation of Kasbian Nuriel Chirich, the Company's Chairman pursuant to the terms specified in the accompanying Proxy Statement.	☐	☐	☐
4.	To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2019.	☐	☐	☐
5.	To approve the increase to the Company's authorized share capital by 500,000,000 ordinary shares, such that following the increase, the authorized share capital shall be 1,000,000,000 ordinary shares, no par value each, and the corresponding amendment to the Company's articles of association.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Cellect Biotechnology Ltd. to be held July 30, 2019 For Holders as of July 2, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on July 25, 2019.

To view the proxy materials, please visit:

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on July 25, 2019)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 2, 2019** at the **Annual General Meeting of the Shareholders of Cellect Biotechnology Ltd.** to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak on **July 30, 2019** at 11:00 A.M. Israel time, and at any adjournments or postponements thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903